Exhibit 99.3

PROXY FORM

2019 ANNUAL GENERAL MEETING ARGENX SE

IMPORTANT NOTICE: for the annual meeting 2019 argenx uses the e-voting system  of ABN AMRO. The company therefore kindly requests all shareholders who wish to vote at the general meeting but cannot/do not wish to attend, to use the proxy/e-voting services of ABN via HTTPS://corporatebroking.abnamro.com/shareholder

The e-voting system replaces this paper proxy, but the paper proxy may be used if so desired.

The undersigned:

Full (first and last) name:

Address:	Postal Code:	Place:

Hereinafter referred to as the “Shareholder”,

Acting in his capacity as holder of (number) ordinary shares in the share capital of argenx SE1

Hereby grants proxy to2:

Full (first and last) name:

Address:	Postal Code:	Place:

To represent the Shareholder at the 2019 annual shareholders meeting of argenx SE and to speak and vote on behalf of the Shareholder regarding the following agenda items in accordance with the following voting instructions:

1 If you are a Beneficial Owner (as defined in the meeting convocation) and wish to be represented at the Meeting by means of this proxy, you must provide a written confirmation from your intermediary (as defined in the “Wet Giraal Effectenverkeer”) showing that you were a Beneficial Owner on the Record Date (as defined in the meeting convocation).

2 If you have no specific preference for a proxy, you do not have to answer this question. In that case the Company will appoint a proxy holder to represent you at the Meeting and who will vote at the Meeting in accordance with your instructions. If you do not give instructions, the proxy will use his own discretion in casting his vote for the proposed resolutions.

argenx SE Willemstraat 5, 4811 AH Breda, The Netherlands
info@argenx.com – www.argenx.com

no.	voting item	yes	no	abstain
4.b.	Adoption of the 2018 annual accounts (voting item)
4.d.	Allocation of losses of the Company in the financial year 2018 to the retained earnings of the Company
4.e.	Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2018
5.	Re-appointment of Donald deBethizy as non-executive director to the board of directors of the Company
6.	Approval of the amended argenx option plan
7.

Authorization of the board of directors to grant options (rights to subscribe for shares) pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the annual general meeting

8.

Authorization of the board of directors to issue shares in the share capital of the Company up to a maximum of 20% of the outstanding capital at the date of the general meeting, for a period of 18 months from the annual general meeting

9.

Authorization of the board of directors to limit or exclude pre-emptive rights regarding an issuance of new shares or grant rights to subscribe for shares pursuant to the authorization referred to under 7. and 8. above for a period of 18 months from the annual general meeting

10.	Appointment of Deloitte Accountants B.V. as statutory auditor for the 2019 financial year

I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

Signature[3]:

Name:

Date:	/	/2019

Please return to: argenx SE, attn General Counsel, p/a Industriepark Zwijnaarde 7, 9052 Zwijnaarde, Belgium

3 In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).

argenx SE Willemstraat 5, 4811 AH Breda, The Netherlands
info@argenx.com – www.argenx.com